U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR
                  12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  ALPHARx INC.
                 (Name of Small Business Issuer in its Charter)

                Delaware                                       98-0177440
     (State or Other Jurisdiction of                     IRS Employer ID Number
     Incorporation or Organization)


     75 East Beaver Creek, Unit 10,
     Richmond Hill, Ontario, Canada                             L4B-1B8
(Address of Principal Executive Offices)                       (Zip Code)

                                  (905)762-0745
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                     Name of Each Exchange on Which
         to be so Registered                     Each Class is to be Registered

            Not Applicable                               Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $0.001 par value per share
                                (Title of Class)

                                     PART I

Item 1.   Description of Business.

                        BUSINESS DEVELOPMENT AND SUMMARY

     AlphaRx Inc. (hereinafter referred to as "AlphaRx" or the "Company") is a development stage drug delivery company incorporated in the State of Delaware on August 8, 1997. The Company formulates and commercializes controlled-release therapeutic products using its proprietary drug delivery technologies, which it believes, can be combined with a broad range of therapeutic products. The Company is applying its proprietary drug delivery technologies and formulation skills to:

     Pain Management - developing generic versions of select brand name oral and topical NSAID pharmaceuticals;

     Oral Care Management - developing antimicrobial dental varnish, controlled release mouth rinse and toothpaste; and

     Nutraceuticals - developing bioavailable specialized supplements with therapeutic benefits.

     Immunomodulators - heterocyclic derivatives with immunostimulating and anti-inflammatory activities.

     The Company believes pharmaceutical companies are increasingly using controlled-release drug delivery technologies to improve drug therapy. Controlled-release drug delivery technologies generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms and thereby may improve drug efficacy and reduce side effects. These technologies also allow for the development of "patient-friendly" dosage formulations by reducing the number of times a drug must be taken, thereby improving patient compliance. Controlled-release pharmaceuticals can be especially beneficial for certain patient populations, such as the elderly, who often require several medications with differing dosing regimens.

     The Company believes the market for advanced drug delivery systems is large and growing rapidly. Based on published data, the market for orally-administered drugs that utilize sustained and controlled-release drug delivery systems is expected to increase to approximately $50 billion in 2005 from approximately $10 billion in 1995. The Company also believes that pharmaceutical companies that do not themselves have controlled-release drug delivery technology expertise will rely upon third parties, such as AlphaRx, to apply such technologies to their product candidates.

     The Company intends to use its proprietary drug delivery technologies in collaborative arrangements with pharmaceutical companies to formulate controlled-release versions of their existing commercialized drugs as well as drugs under development by them. By improving drug efficacy and reducing side effects, AlphaRx believes its drug delivery technologies will provide pharmaceutical companies with the opportunity to enhance the commercial value of their existing products and new drug candidates.

     From the date of the Company's organization through the present, it was not the subject of any bankruptcy, receivership or similar proceedings. There was also no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.


                               BUSINESS OF ISSUER

PRINCIPAL PRODUCT AND SERVICES AND PRINCIPAL MARKETS

     AlphaRx is engaged in developing novel formulations of existing drugs that are insoluble or poorly soluble in water, utilizing its proprietary Bioadhesive Colloidal Dispersion (BCD) drug delivery systems. The Company's strategy is to develop patentable improved formulations of such drugs that are soluble in both human and veterinary medicines. The Company's BCD drug delivery technology includes two different approaches to improve the effectiveness of insoluble drugs and provide new methods of delivery, namely, (i) CLD (Colloidal Lipid Dispersion System) and (ii) SECRET (Self Emulsifying Controlled Release Tablet System).

     Insoluble or poorly soluble drugs are a major problem for the pharmaceutical industry, with over one-third of the drugs listed in the United States' Pharmacopoeia being insoluble or poorly soluble in water. Further, most approaches used to overcome insolubility result in clinical problems ranging from poor and erratic bioavailability to serious side effects. The BCD drug delivery technology is designed to develop drugs with major medical advantages, such as lower dosing, fewer side effects and alternative dosage forms, as well as commercial advantages, such as extended patent protection and broader use.

     The Company has a number of drugs under development, certain of which have been successfully reformulated, utilizing its BCD technology. AlphaRx's central strategy is to seek alliances with pharmaceutical companies which will assist the Company in completing the reformulation and development of the drugs and which will initiate clinical trials and commercialize the products.


PRODUCT PIPLELINE

     The following is a list of some of AlphaRx's products in the development pipleline:

--------------------------------------------------------------------------------
Brand Name        Application       Delivery                    Status
                                    Method/Technology
--------------------------------------------------------------------------------
Pain Management
--------------------------------------------------------------------------------
Flexigan          Arthritis         Transdermal/CLD             Pre-Clinical
--------------------------------------------------------------------------------
Indoflex          Arthritis         Transdermal/CLD             Pre-Clinical
--------------------------------------------------------------------------------
Flexigan SR       Arthritis         Oral/SECRET                 Pre-formulation
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Indoflex SR       Arthritis         Oral/SECRET          Pre-formulation
--------------------------------------------------------------------------------
Oral Health
--------------------------------------------------------------------------------
ChlorSM           Anti-gingivitis,  Oral/CLD             Pre-Clinical
Mouth Rinse       Anti-plaque
--------------------------------------------------------------------------------
ChlorSM           Anti-gingivitis,  Oral/CLD             Pre-Clinical
Toothpaste        Anti-plaque
--------------------------------------------------------------------------------
ChlorSM Varnish   Anti-cavity       Oral/Slow Release    Pre-Clinical
--------------------------------------------------------------------------------
Nutraceuticals
--------------------------------------------------------------------------------
Q10 Biosomes      Cardio            Oral/SECRET          Approved for sale in
                  Health                                 Canada
--------------------------------------------------------------------------------
LipoLette         Weight            Oral/SECRET          Formulation (final)
                  Control
--------------------------------------------------------------------------------
LipoBloc          Cardio            Oral/SECRET          Formulation (final)
                  Health
--------------------------------------------------------------------------------
RejuvaNow         Anti-aging        Transdermal/CLD      R & D
--------------------------------------------------------------------------------
SME Progesterone  Menopause         Transdermal/CLD      R & D
--------------------------------------------------------------------------------
Overview of the Drug Delivery Industry

     Drug delivery companies apply proprietary technologies to create new pharmaceutical products utilizing drugs developed by others. These products are generally novel, cost-effective dosage forms that may provide any of several benefits, including better control of drug concentration in the blood, improved safety and efficacy, and ease of use and improved patient compliance. The Company believes drug delivery technologies can provide pharmaceutical companies with a means of developing new products as well as extending existing patents.

     The increasing need to deliver medication to patients efficiently and with fewer side effects has accelerated the development of new drug delivery systems. Today, medication can be delivered to a patient through many different means of delivery, including transdermal (through the skin), injection, implant and oral methods. These delivery methods, however, continue to have certain limitations. Transdermal patches are often inconvenient to apply, can be irritating to the skin and the rate of release can be difficult to control. Injections are uncomfortable for most patients. Implants generally are administered in a hospital or physician's office and frequently are not suitable for home use. Oral administration remains the preferred method of administering medication. Conventional oral drug administration, however, also has limitations in that capsules and tablets have limited effectiveness in providing controlled drug delivery, resulting frequently in drug release that is too rapid (causing incomplete absorption of the drug), irritation to the gastrointestinal (GI) tract and other side effects. In addition capsules and tablets cannot provide localized therapy.

     In recent years, drug delivery companies have been able to develop innovative and efficient solutions to some of the limitations of conventional oral drug administration. For example, the improved oral delivery system developed by ALZA in the 1980's reduced the side effects and dosing frequency of the hypertension drug, Procardia(R). The improved product,

Procardia XL(R), resulted in substantially increased sales and the new formulation extended the patent life on Procardia(R). The Company believes its BCD Systems have the potential to offer similar opportunities of improved therapy and extended patent life to pharmaceutical and biotechnology companies.


Bioadhesive Collodial Dispersion (BCD) Systems

     The Company's proprietary oral and transdermal drug delivery technologies, its BCD Systems, permit formulations of drug-containing polymeric units that allow controlled delivery of an incorporated hydrophobic drug. Although the Company's formulations are proprietary, the polymers utilized in its BCD Systems are commonly used in the food and drug industries. By using different formulations of the polymers, the Company believes its BCD Systems are able to provide continuous, controlled delivery of drugs of varying molecular complexity and solubility.

     The BCD Systems are designed to provide orally and transdermally administered, conveniently dosed, cost-effective drug therapy in a continuous, controlled delivery over a multihour period. The Company believes its BCD Systems may provide one or more of the following therapeutic advantages over conventional methods of drug administration:

     1. Enhanced Safety and Efficacy. The Company believes its BCD Systems may improve the ratio of therapeutic effect to toxicity by decreasing the initial peak concentrations of a drug, associated with toxicity, while maintaining levels of the drug at therapeutic, subtoxic concentrations for an extended period of time. Many drugs demonstrate optimal efficacy when concentrations are maintained at therapeutic levels over an extended period of time. When a drug is administered intermittently, the therapeutic concentration is often exceeded for some period of time, and then rapidly drops below effective levels. Excessively high concentrations are a major cause of side effects, while subtherapeutic concentrations are ineffective.

     2. Greater Patient and Caregiver Convenience. The Company believes its BCD Systems may permit once-daily dosing for certain drugs that are currently required to be administered several times daily, thereby promoting compliance with dosing regimens. Patient noncompliance with dosing regimens has been associated with increased costs by prolonging treatment duration, increasing the likelihood of secondary or tertiary disease manifestation and contributing to over-utilization of medical personnel and facilities. By improving patient compliance, providers and third-party payors may reduce unnecessary expenditures and improve therapeutic outcomes.

     3. Expanding the Types of Drugs Capable of Oral Delivery. Some drugs, including certain proteins (complex organic compounds of high molecular weight containing numerous amino acids) and peptides (low molecular weight compounds consisting of two or more amino acids), because of their large molecular size and susceptibility to degradation in the GI tract, must currently be administered by injection or by continuous infusion, which is typically done in a hospital or other clinical setting. The Company believes its BCD Systems may permit some of these drugs to be delivered orally and/or transdermally.

     4. Proprietary Reformulation of Generic Products. The Company believes its BCD Systems offer the potential to produce improved proprietary formulations of off-patent drugs, differentiated from the existing generic products by reduced dosing requirements, improved efficacy, decreased toxicity or additional indications.

Background

     To be effective, drugs must reach an intended site in the body, at an effective concentration, for an appropriate length of time. Traditional methods of drug administration, such as oral ingestion, intramuscular and intravenous injections and inhalation, are effective for a wide variety of drugs. Depending upon the drug, however, each method may have disadvantages. For example, in oral administration, a drug must pass through the gastrointestinal system to be absorbed and may be metabolized or broken down in the stomach, intestines or liver, resulting in the therapeutic availability of a lower amount of effective drug. As a result, higher dosages of the drug must be used to produce the desired effect, which may cause irritation of the gastrointestinal tract and systemic toxicity.

     Additionally, the rate at which an orally administered drug is absorbed may vary depending on several factors, including the drug's chemical properties, the length of time the drug remains in the gastrointestinal tract and the patient's meal patterns. Although the pharmaceutical industry has investigated a variety of alternative approaches for addressing drug adverse events and loss of efficacy following oral dosing, by enteric coating of tablets, formulating with various waxes and cellulosic materials, microencapsulation and compressing tablets in various layers, the beneficial effects are not always reproducible from patient to patient or effective in modifying metabolic effects produced in the liver.

Colloidal Lipid Dispersion (CLD) System

     The Company's CLD system is a topical drug delivery technology which permit pharmaceutical formulations (creams, gels, solutions, etc.) that enhance the transdermal delivery of drugs into the skin or into the bloodstream. CLD compounds, combined with polymers and adhesives, can also be used with patch formats to achieve the transdermal delivery of selected drugs. The Company believes that CLD compounds enhance the diffusion of drugs into and through the skin by making the outer layer of the skin (stratum corneum) more permeable to the drug molecule. Transdermal delivery provides an alternative to other methods of drug administration (injection, oral dosage forms, inhalation, etc.), and may allow selected drugs to be administered more effectively, at lower doses, with fewer adverse events and improved patient compliance.

     The Company's CLD system utilizes oil in water emulsions with a mean droplet size of 100-200 nm that are suitable for incorporation of lipophilic drugs. Drugs are dissolved in the liquid oil core or incorporated into the oil/water interface, according to the drug's hydrophobicity. The Company believes its CLD system is unique compared with other drug delivery systems because its utility is dependent on the physico-chemical properties of the drug (i.e. insolubility and surface properties) rather than the chemical structure and reactivity.

     AlphaRx develops specific CLD formulations for use with non-proprietary and proprietary drugs, which it plans to commercialize through partnerships, strategic alliances and license agreements with the pharmaceutical companies manufacturing these products.

Self Emulsifying Controlled Release Tablet (SECRET) Systems

     The Company's SECRET system is a self-emulsifying, controlled release drug delivery system for the systemic oral administration of hydrophobic (lipophilic) drugs. Oral absorption improvement and bioavailability enhancement of hydrophobic drugs are achieved using self-emulsifying oily preparations. In combination with a biodegradable polymeric matrix, SECRET is capable of delivering these drugs to the biological target in a sustained-release manner over prolonged periods of time without the loss of bioavailability.

     SECRET presents a novel way to increase the oral bioavailability of a lipophilic substance over a desired target site in a prolonged and sustained manner. More particularly, SECRET consists of a solid dispersion comprising the lipophilic substance, a surfactant system having a melting point close to human body temperature and an oil component in a biocompatible, biodegradable polymeric matrix that does not interact with the entrapped compositions.

     After the polymeric matrix erodes at the desired target site, it slowly releases the entrapped compositions and, after mixing with body fluids, these compositions undergo quick dissolution with resultant emulsification, thus an oil-in-water emulsion is formed, the droplets of which have a diameter below about 100 nm (0.1(mu)m). Emulsions having tiny droplets as those obtainable in accordance with the SECRET formulations were hitherto obtainable only by employing a complex homogenization procedure involving the use of intricate equipment. Another feature of SECRET is the incorporation of a self-emulsifying composition in a swellable polymeric matrix, which is suitable for tablet formation, unlike conventional self emulsifying oily formulations that are preferably encapsulated in a sealed soft or hard gelatin capsule.

     SECRET is unique compared to other drug delivery systems because its utility is dependent on the physico-chemical properties of the drug (i.e. insolubility and surface properties) rather than the chemical structure and reactivity.

     Testing to date has demonstrated significant pharmaceutical and biological advantages for AlphaRx's SECRET formulations as compared to standard Self Emulsifying Drug Delivery System preparations.

     The principal excipients used in SECRET formulations are highly biocompatible and acceptable to the FDA. SECRET formulated water-insoluble drugs offer the following benefits: (i) lower toxicity formulations; (ii) controlled absorption with resultant reduction in peak to trough ratios; (iii) targeted release of the drug to specific areas within the gastrointestinal tract; (iv) absorption irrespective of the feeding state; (v) minimal potential for dose dumping; (vi) improved oral bioavailability; (vii) enhanced stability; (viii) improved dissolution rate; (ix) less irritation; (x) bioadhesive to mucous membranes for maximum penetration; (xi) high drug payloads; and (xii) lower production cost.

DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES

     The Company intends to have the BCD Systems used with as many pharmaceutical products as possible. Its primary strategy is to establish collaborative relationships with pharmaceutical and biotechnology companies to develop improved therapeutic products utilizing its BCD Systems technology. The products will be jointly developed, with the collaborative partner having primary responsibility to clinically test, manufacture, market and sell the product, and the Company retaining ownership of its technologies. The Company believes that its partnering strategy will enable it to reduce its cash requirements while developing a larger potential product portfolio. By providing new formulations of existing products using the BCD Systems, the Company believes it will not only be able to offer its partners improved products but also may provide them with the ability to extend the life of their patents on such products, especially attractive to pharmaceutical companies whose patents on existing products are close to expiration. Collaborations with pharmaceutical and biotechnology companies are expected to provide near-term revenues from sponsored development activities and future revenues from license fees and royalties relating to the sale of products.

     The Company has identified as potential partners six companies it believes have drugs which can derive potential benefits utilizing the BCD Systems and has initiated preliminary discussions with some of these companies. There can be no assurance that any of these discussions will lead to the Company's entering into a development agreement with a collaborative partner or, if such agreement is entered into, that such collaboration will lead to the successful development of a product.

     The Company also intends to develop over-the-counter (OTC) and/or off-patent drug products utilizing its BCD Systems, either independently or jointly by entering into collaborative partnerships with pharmaceutical, biotechnology or other healthcare companies. To reduce costs and time-to-market, the Company intends to select those products that treat indications with clear-cut clinical end-points and that are reformulations of existing compounds already approved by the FDA. The Company believes that products utilizing the BCD Systems will provide favorable product differentiation in the highly competitive generic and OTC drug product markets at costs below those of other drug delivery systems, thereby enabling the Company and its collaborative partners to compete more effectively in marketing improved off-patent and OTC drug products. The Company is also seeking to establish alliances with overseas sales and marketing partners for the initial sale of the Company's future generic products. The Company believes that due to the more favorable regulatory environments in some foreign countries, it may be able to generate revenues from these markets while awaiting FDA approval in the United States.

                                  NEW PRODUCTS

PAIN MANAGEMENT

Arthritis Overview

     Arthritis is a condition in which one or more joints becomes inflamed. It is the most common chronic condition in North America. Some forms of arthritis (such as tendinitis and bursitis) can be cured completely but most forms are chronic. Current treatment and therapy can only alleviate pain, relieve stiffness and prevent the disease from progressing and deformities from occurring. Each of these diseases has a different cause and may require different medications and treatments.

     Arthritis afflicts an estimated 10% of the world's population. With over 40 million people afflicted by the disease in North America, arthritis costs the U.S. economy between $54.6 and $64.8 billion per year in medical, care and lost wages .

     Osteoarthritis (OA) is a degenerative joint disease in which the cartilage that covers the ends of bones in the joint deteriorates, causing pain and loss of movement as the bones begin to rub against each other. OA is the most common form of arthritis. The motion of the joint becomes more limited as the disease progresses. The joints most commonly hit by osteoarthritis are the fingers, hips, and knees. Rheumatoid arthritis (RA) is a systemic autoimmune disorder, characterized by inflammation of the synovial lining of the joints leading not only to joint damage but also to systemic symptoms such as fever, anemia, lack of energy, and loss of appetite.

     NSAIDs are drugs employed for their anti-inflammatory properties. They are heterogeneous in chemical structure and diverse in mechanisms of action, but they share the important property of inhibiting prostaglandin (PG) biosynthesis. Although these drugs effectively inhibit inflammation, there is no evidence that they alter the course of an arthritic disorder.

Products under Development

     AlphaRx has two topical NSAID products under development:


     ----------------------------------------------------------------------
     Brand Name           Active Ingredient            Status
     -------------------- ---------------------------- --------------------
     Flexigan             1.0% Diclofenac              Pre-clinical
     -------------------- ---------------------------- --------------------
     Indoflex             1.5% Indomethacin            Pre-clinical
     ----------------------------------------------------------------------

     Flexigan - Flexigan is a clear, non-smelling topical formulation of CLD, which transports and delivers one of the most effective and widely prescribed NSAIDs, diclofenac, through the skin eliminating the problems typically associated with oral NSAIDs.

     Flexigan does not irritate the skin when the cream is applied topically causing diclofenac to penetrate rapidly and deeply into the affected parts of the body due to the CLD formulation. CLD are oil-in-water sub micron emulsions composed of vegetable oil emulsified in aqueous medium with the aid of phospholipids and synthetic coemulsifiers. CLD does not contain such chemical enhancers as propylene glycol, alcohol or Azone and are therefore highly acceptable and of low irritancy.

     Indoflex - Like Flexigan, Indoflex is a topical NSAID formulation of indomethacin in CLD.

Controlled Release NSAIDs in Self Emulsifying Tablets

     Oral NSAIDs, such as Indomethacin and Diclofenac have a pronounced irritating action in the gastrointestinal (GI) level and stomach. Different enteric-coated, extended-release, delayed-release, buffered capsules or tablets or oral suspension formulations may reduce this side effect, however, they are often in an undesirable range and costly to produce.

     NSAIDs in emulsion are less irritating to the GI and also bioavailability and absorption kinetic of active ingredient are also improved. Currently, AlphaRx is developing two oral NSAID products that utilize the SECRET drug delivery system:

     ----------------------------------------------------------------------
     Brand Name            Active Ingredient       Status
     -------------------- ---------------------------- --------------------
     Flexigan SR           Diclofenac              Pre-formulation
     -------------------- ---------------------------- --------------------
     Indoflex SR           Indomethacin            Pre-formulation
     ----------------------------------------------------------------------


ORAL CARE MANAGEMENT

Overview

     The worldwide oral care market is estimated to exceed $7.0 billion in annual retail sales. Annual oral care sales in North America are estimated to be $2.8 billion in 1999 and are projected to reach $3.0 billion by the year 2000. It is estimated that the oral care products will grow at an annual rate of 10% internationally for the next 10 years with the highest growth rate in developing countries such as China.

     The Company intends to be a provider of proprietary oral care products to international consumers using a scientific approach that will significantly reduce the long-term costs of dental care. The Company is focused on developing and marketing proprietary oral care products to treat the cause of tooth decay and gum disease. The Company seeks to establish distinctive brand identity emphasizing the enhanced therapeutic benefits of its oral care products, which will be communicated to both consumers and dental professionals.

     Traditional dentistry is shifting away from treating symptoms (i.e. drilling and filling cavities) and moving towards taking preventive action to treat the cause of tooth decay and gum disease. This shift is caused by mounting scientific evidence that tooth decay and gum disease are medical conditions caused by chronic low-grade bacterial infections that can be prevented and treated with antimicrobial agents such as Chlorhexidine and Fluoride.

     Secondly, in response to rising costs and decreasing access to dental treatments, consumers' interest in self-diagnosis and preventive treatment have grown dramatically. Additionally, consumers are becoming increasingly aware of the importance of oral hygiene. Consumers are looking for value and product innovation that emphases therapeutic values.

     The Company is focused on developing and marketing therapeutic oral care products based on proprietary formulations and technologies. The Company's products treat the bacterial infections that cause tooth decay and gingivitis. Through scientific studies it has been shown that our formulations stop the demineralization of tooth enamel.

     The Company believes that the effectiveness of oral care products depend on how long its active agents stay in the mouth. Most of the commercially available oral care formulations have suffered from a number of drawbacks, including lack of suitability of the carrier for its intended use. Most of these known formulations suffer an inability to carry a large amount of the active agent and to ensure a controlled and prolonged release thereof at the desired site. This inability is particularly undesirable, since most biologically active agents must remain at the desired site for a prolonged period in order to be effective.

     The Company's oral care products are based on the active ingredients chlorhexidine and sodium fluoride in proprietary formulations that effectively control the release of chlorhexidine in the oral cavity over an extended period of time to provide a sustained antimicrobial activity against tooth "demineralization" (whereby sodium fluoride induces the uptake of minerals, such as calcium and phosphate), which enhances tooth "remineralization".

Role of Bacteria in Dental Pathology

     Although there are many origins for the conditions commonly treated by dentists (ranging from tumors of the oral cavity to trauma induced tooth injuries), a common feature of the two major dental diseases is the role played by bacteria. In particular it is well established that tooth decay and most gum diseases result from bacterial infections.

     Tooth decay, or caries, refers to a hole or cavity in the surface of the tooth. Depending on the length of time from its inception, the hole may penetrate only the top surface of the tooth (the enamel) or may penetrate past the dentin (the bone-like material which is the main constituent of the tooth) into the pulp. The scientific literature has established quite clearly that one species of bacteria, Streptococcus mutans (S. mutans - actually a group of seven closely related bacteria) is responsible for the onset of tooth decay. This bacterium grows on the surface of the teeth in almost all individuals. In the presence of sugars and starches in the diet, S. mutans metabolizes the carbohydrate and produces acids. Acids demineralize the calcium phosphates that are the major mineral constituent of tooth enamel and the decay process begins. The Company's proprietary oral care products, kill S. mutans to prevent further cavities. The evidence for the primary role of S. mutans in tooth decay is manifold, including the following: significant correlation between S. mutans counts in saliva and plaque and the incidence of caries.(i) the correlation of
S. mutans counts and the progression of tooth decay; (ii) S. mutans can be isolated from the tooth surface before initiation of a cavity; (iii) infection of experimental animals with S. mutans procedures high incidence of caries; (iv) immunization of experimental animals with S. mutans significantly reduces the incidence of caries; (v) S. mutans produces copious amounts of extracellular polysaccharide, a key component of plaque;(vi) S. mutans metabolism of sucrose rapidly produces an organic acid which demineralizes tooth enamel.

     Due to the aging of the population, gum disease is becoming a more prevalent disease than tooth decay,. It is characterized by the pulling away of the gums from the teeth due to the presence of plaque on the surface of the teeth. Plaque is a mixture of bacteria, bacterial products and saliva which is the medium in which bacteria grow. It is believed that bacterial metabolic products in plaque are toxic to the cells of the gum tissue (gingiva) leading to inflammation (gingivitis or the more severe periodontitis) and the receding of the gum tissue from the teeth. If left untreated, the supporting tissue of the gums becomes so loose that the teeth are lost.

Chlorhexidine in Dentistry and Oral Health

     The bisbiguanide chlorhexidine (CHX) was first described more than 40 years ago and is the most thoroughly studied antimicrobial substance used orally. CHX is bactericidal against gram-positive and gram-negative bacteria and yeasts.

     The antibacterial activity of CHX is associated with the absorption by the bacteria. At neutral pH, the positively charged CHX molecule is absorbed on the surface of the bacteria, where it reacts with negatively charged membrane components. Under acid conditions the absorption decreases, resulting in a reduced antibacterial effect. At low concentrations CHX causes disorganisation of the cytoplasmic membrane, making the bacteria permeable to the drug which inhibits essential metabolic events. At higher concentrations CHX coagulates cytoplasmic constituents and prevents the bacterial cells from recovering.

     Compared with other substances, CHX shows its special effectiveness in the fact that plaque is considerably reduced, the development of caries and gingivitis is interrupted, effects that certainly are related to its high substantively. CHX is absorbed in sub-MIC concentrations for a few hours on the outer surface of the teeth, as well as the oral mucous membrane and is slowly released. Therefore the metabolism of the bacteria is effected. In vivo studies show that acid production in the plaque is inhibited for extended periods of time and the growth rate of bacteria reduced.

     In patients with high caries activity and high counts of mutans streptococci, CHX is employed as an adjunct to other preventive measures. Combinations of chlorhexidine with fluoride is also possible. The best clinical effect, resulting in a considerable caries reduction, has been obtained when persons highly colonized with mutans streptococci have been treated with gels and when the results of the antimicrobial measures have been verified by microbiological examination. Sustained release devices, like varnishes, reduce the numbers of mutans streptococci in a patient's mouth to levels below detection for long periods.

     Older persons are at an increased risk of root caries since they may be impaired, take multiple medications or have partials. Treatment strategies should include antimicrobial agents for both the remineralization of early lesions and prevention of further root caries. In periodontal treatment, CHX is used for post-operative rinsings and as an adjunct to oral hygiene and mechanical debridement. This means that CHX has a significant inhibitory effect on gingivitis, but that it cannot dissolve already formed plaque.

     People who have been treated with chemotherapy and radiotherapy for neoplasms in the head and neck regions are more vulnerable to dental diseases. In the long term, however, periodontal diseases and caries can be controlled with appropriate use of CHX and fluoride.

     Scientific and clinical studies have shown that children treated with CHX had 50% less caries. In those children with high counts of S. mutans, the incidence of caries was reduced by 80%. The treatment of first-time mothers with CHX reduced the S. mutans level and incidence of caries in their children (It is well established that young children pick up S. mutans from their parents).

Strategy

     The Company's objective is to develop a variety of oral care products based on proprietary formulations that treat the cause of tooth decay and gingivitis. The Company has developed a strategic plan to accomplish this goal. The Company's primary strategies are to:

     1. Focus initially on therapeutic mouth rinse and toothpaste: The Company will seek to establish distinctive brand identity emphasizing the enhanced therapeutic benefits of its products, which will be communicated to both consumers and dental professionals.

     2. Marketing to Dental Professionals. The Company's goal is to continue to build awareness of its proprietary technologies and its products in the dental community. The Company will continue its efforts in educating the dental community regarding the enhanced therapeutic benefits of its products.

     3. Obtain the CDA and ADA Seal of Approval. The Company believes that the CDA Seal of Approval will enhance the standing of ChlorSM colloidal mouth rinse with both the dental community and consumers.

     4. Conduct Further Testing: The Company believes that a heightened understanding of the chemistry required to treat the cause of tooth decay and prevent demineralization of tooth enamel will lead to stronger protection from competition. Further clinical testing is being conducted to establish efficacy and marketing claims.

     5. Collaborate with Corporate Partners in Certain Product Areas and International Markets: The Company intends to seek domestic and international strategic alliances with consumer product companies that will assist in the marketing and manufacturing of oral care products outside of North America.

Description of Products

     The Company has the following products to treat the bacterial infections that cause tooth decay and gingivitis:

     ----------------------------------------------------------------------
            Product Description                Active Ingredient(s)
     ---------------------------------- -----------------------------------
            ChlorSM Mouth Rinse                Chlohexidine w/NaF
     ----------------------------------------------------------------------
            ChlorSM Toothpaste                 Chlorhexidine w/MFP
     ---------------------------------- -----------------------------------
            ChlorSM Dental Varnish             Chlorhexidine, Thymol, NaF
     ----------------------------------------------------------------------

ChlorSM colloidal mouth rinse

     ChlorSM colloidal mouth rinse is a proprietary sustained release formulation of chlorhexidine available by prescription in North America. ChlorSM colloidal mouth rinse is an advanced mouth rinse formulation based on BCD, a proprietary lipid based drug delivery technology which is highly mucoahesive and capable of carrying a high load of active agents. BCD effectively controls the release of Chlorhexidine in oral cavity over an extended period of time to provide an effective and sustained protection.

Antimicrobial Dental Varnish

     ChlorSM dental varnish is a proprietary two-stage formulation which contains the combination of chlorhexidine and thymol that kills S. mutans to prevent cavities. ChlorSM's proprietary sustained release formulation eliminates the staining effect of chlorhexidine and keeps the two active agents in contact with the bacteria for 8-24 hours and reduces the number of S. mutans bacteria to extremely low levels for months.

SME (Sub Micron Emulsion) colloidal toothpaste and mouth rinse

     ChlorSM SME toothpaste is a proprietary controlled release therapeutic toothpaste based on the BCD drug delivery system. The active agents in the SME toothpaste are Chlorhexidine and Fluoride; it has been proven clinically that the combination of the two active agents has a positive synergetic effect. The SME toothpaste will inhibit demineralization of tooth enamel and provide cavity prevention and pain relieving properties for individuals with exposed dentin caused by receding gums. The Company, utilizing the BCD formulation, has successfully retained the antimicrobial property of the active agent Chlorhexidine in toothpaste form under a stable and controlled release environment. The Company believes that there is no Chlorhexidine toothpaste commercially available in North America.

NUTRACEUTICALS
         The total United States retail market for nutritional supplements is highly fragmented and historically has grown rapidly, generating $12 billion in 1998 sales, as compared to $5.0 billion in 1994. AlphaRx believes that this growth was due to a number of factors, including: (i) increased interest in healthier lifestyles; (ii) the publication of research findings supporting the positive health effects of certain nutritional supplements; and (iii) the aging of the "Baby Boomer" generation combined with the tendency of consumers to purchase more nutritional supplements as they age.

     Various publicly traded nutritional supplement companies have recently announced, however, that there appears to be a slow-down in sales of nutritional supplements. AlphaRx believes that this slow-down may be the result of, among other things, the lack of any recent industry-wide "hit" products such as St. John's Wort. AlphaRx's controlled-release drug delivery technologies can provide patent protection for a nutritional product that has not been patented or for which the patent is expiring or has expired. Patented methods of controlled drug delivery may extend product life and provide a nutritional supplement manufacturer with a competitive advantage over regular products delivered by conventional means. The controlled delivery of certain nutritional products can also result in the approval of new therapeutic indications, thereby expanding the utility of and the market for those products.

     The Company's enabling technology offers the following benefits:

     1. Broad Application to Health Maintenance Regiments. The Company believes that its enabling technology is applicable to a broad range of specialized health maintenance products designed to address popular health issues such as elevated LDL cholesterol, obesity, menopause and anti-aging.

     2. Low Risk of Adverse Side Effects. The Company's nutraceutical products are designed to be bioavailable, non-toxic and well tolerated.

     3. Convenient Oral Dosage Form. The Company's nutraceutical products are designed to be potent at low dosage levels, thereby permitting oral administration either in a convenient capsule or tablet form or transdermal administration in a lotion or cream form.

Product Pipeline

     The Company currently has the following products in different stages of development designed to address various health maintenance conditions:

     --------------------------------------------------------------------
     Products                   Intended Indication
     -------------------------- -----------------------------------------
     LipoLette                  Obesity, Weight Control
     -------------------------- -----------------------------------------
     LipoBloc                   Cholesterol Lowering
     -------------------------- -----------------------------------------
     Q10 Biosomes               Cardiovascular
     -------------------------- -----------------------------------------
     Dual C Biosomes            General Health
     Dual E Biosomes
     ACE Biosomes
     Reishi Biosomes
     -------------------------- -----------------------------------------
     RejuvaNow                  Anti-aging, Anti-wrinkles
     -------------------------- -----------------------------------------
     SME Progesterone           Menopause
     -------------------------- -----------------------------------------
     AL208                      Hair Loss
     --------------------------------------------------------------------

Core Product Descriptions

     LipoLette is a dual weight loss system, controlled release natural supplement that promotes weight control through: (i) suppressing appetite; (ii) blocking the fat absorption; and (iii) stimulating thermogenesis. LipoLette contains certain hydrophobic active ingredients which are clinically proven to be safe and non-toxic. The Company believes that its BCD drug delivery technologies may enhance the bioavailability of these active ingredients significantly.

     LipoBloc is a controlled release formulation of hydrophobic phytosterols. Phytosterols have been clinically proven to inhibit cholesterol absorption in the GI Tract and lower LDL in serum levels. The therapeutic usage of phytosterols have been limited because of its poor solubility in water as well as in oil. The suggested therapeutic dosages are 2.5-5.0 grams per day for a 15-20% reduction in serum cholesterol levels. The latest clinical studies have indicated that the same or even significantly better reduction could be achieved with smaller dosages such as 100 - 300 mg per day using oil solubilized form of phytosterols. In one clinical study 300 mg phytosterols formulation with 29% maximum water solubility within 180 minutes demonstrated 38% reduction in serum cholesterol levels. In vitro, LipoBloc with 100 mg phyosterols demonstrated 100% solubility in water in 60 minutes using USP 24 [/11] dissolution methodology. The Company believes that LipoBloc is the most bioavailable phytosterol formulation in the market, the Company also believes that LipoBloc may have a positive effect in atherosclerotic plaque regression.

     Q10 Biosomes is a controlled release formulation of CoEnzyme Q10 and Vitamin E which are clinically proven to promote cardiovascular health. The Company believes that its Q10 Biosomes has better bioavailability than other commercially available CoEnzyme Q10 products because of its superior water solubility.

Strategy

     The Company's objective is to develop a variety of nutraceutical products based on proprietary formulations that have therapeutic values. The Company has developed a strategic plan to accomplish this goal. The Company's primary strategies are to:

     1. Focus initially on therapeutic vitamin supplements: The Company will seek to establish distinctive brand identity emphasizing the enhanced therapeutic benefits of its products, which will be communicated to both consumers and medical professionals.

     2. Marketing to Medical Professionals. The Company's goal is to continue to build awareness of its proprietary technologies and its products in the dental community. The Company will continue its efforts in educating the dental community regarding the enhanced therapeutic benefits of its products.

     3. Conduct Further Testing: The Company believes that a heightened understanding of the chemistry required to treat chronic diseases using nutraceuticals will lead to stronger protection from competition. Further clinical testing is being conducted to establish efficacy and marketing claims.

     4. Collaborate with Corporate Partners in Certain Product Areas and International Markets: The Company intends to seek domestic and international strategic alliances with consumer product companies that will assist in the marketing and manufacturing of nutraceutical products outside of North America.

     5. Expand through Acquisitions: The Company believes that it can rapidly and cost-effectively build its customer base through strategic acquisitions of complementary businesses, products, services and technologies. The Company is presently examining a variety of acquisition strategies designed to expand the Company's market shares.

                                   COMPETITION

     There are other companies that have oral drug delivery technologies that compete with the BCD Systems. The competitors have oral tablet products designed to release the incorporated drugs over time. Each of these companies has a patented technology with attributes different from those of the Company's, and in some cases with different sites of delivery to the GI tract. The Company believes that it is the only drug delivery company that is currently using polymeric based colloidal dispersion controlled release technologies to develop products for oral and transdermal drug delivery systems for enhanced solubility and bioavailability of poorly water soluble drugs. The Company believes that this combination of oral and transdermal drug delivery technologies differentiates the Company from other oral drug delivery companies and will enable the Company to attract pharmaceutical companies to incorporate their proprietary drugs into the BCD Systems and also to differentiate any OTC and/or off-patent drugs that utilize the BCD Systems from those of other drug delivery companies.

     Competition in the areas of pharmaceutical products and drug delivery systems is intense and is expected to become more intense in the future. Competing technologies may prove superior, either generally or in particular market segments, in terms of factors such as cost, consumer satisfaction or drug delivery profile. The Company's principal competitors in the business of developing and applying drug delivery systems all have substantially greater financial, technological, marketing, personnel and research and development resources than the Company. In addition, the Company may face competition from pharmaceutical and biotechnology companies that may develop or acquire drug delivery technologies. Many of the Company's potential collaborative partners have devoted and are continuing to devote significant resources in the development of their own drug delivery systems and technologies. Products incorporating the Company's technologies will compete both with products employing advanced drug delivery systems and with products in conventional dosage forms. New drugs or future developments in alternate drug delivery technologies may provide therapeutic or cost advantages over any potential products which utilize the BCD Systems. There can be no assurance that developments by others will not render any potential products utilizing the BCD Systems noncompetitive or obsolete. In addition, the Company's competitive success will depend heavily on entering into collaborative relationships on reasonable commercial terms, commercial development of products incorporating the BCD Systems, regulatory approvals, protection of intellectual property and market acceptance of such products.

                           RAW MATERIALS AND SUPPLIERS

     The Company uses GRAS (Generally Regarded As Safe) materials such as polymers that are commonly used in the food and drug industries.

                                    CUSTOMERS

     The Company currently does not have any customers.

             PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS,
                      ROYALTY AGREEEMNTS OR LABOR CONTRACTS

Patents

     It is the policy of the Company to file patent applications in the United States and foreign jurisdictions. The Company currently has three pending United States patent applications and has applied for patents in two foreign countries which are still pending. No assurance can be given that the Company's patent applications will be approved or that any issued patents will provide competitive advantages for the BCD Drug Delivery Systems or the Company's technologies or will not be challenged or circumvented by competitors. With respect to any patents which may issue from the Company's applications, there can be no assurance that claims allowed will be sufficient to protect the Company's technologies. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that may block the Company's patent rights or compete without infringing the patent rights of the Company. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

     The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies  for any such  breach  or that the  Company's  trade  secrets  will not otherwise become known or be independently developed by competitors. Although potential collaborative partners and the Company's research partners and consultants are not given access to proprietary trade secrets and know-how of the Company until they have executed confidentiality agreements, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

Trademarks

     The Company has filed applications in the United States and China Patent and Trademark Office to register the word mark "ChlorSM" and "Oralife" for oral care products, such as medicated mouth rinse, professional dental gels and varnish. The Company also registered the following trademarks, "Alpha-Source" and "AlphaRx" in Canada and "AlphaRx", "LipoLette", "LipoBloc" and "PhytoScience" in the United States for nutraceutical products. In connection with the Company's anticipated Internet web site, the Company has registered with Network Solutions, Inc. the internet domain name "AlphaRx.com." and "LTII.com" for its corporate website.

Proprietary Information

     Much of the Company's technology is dependent upon the knowledge, experience and skills of key scientific and technical personnel. To protect the Company's rights to its proprietary technology, the Company's policy requires all employees and consultants to execute confidentiality agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such persons while devoted to Company activities.

                              GOVERNMENT REGULATION

          The Company is subject to regulation under various federal laws regarding pharmaceutical products and also various federal and state laws regarding, among other things, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. In connection with its research and development activities, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. The Company believes that it has complied with these laws and regulations in all material respects and it has not been required to take any action to correct any material noncompliance.

     FDA Approval Process. In the United States, pharmaceutical products, including any drugs utilizing the BCD Drug Delivery Systems, are subject to rigorous regulation by the FDA. If a company fails to comply with applicable requirements, it may be subject to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution of the company or its officers and employees, injunctions, product seizure or detention, product recalls, total or partial suspension of production, FDA withdrawal of approved applications or FDA refusal to approve pending new drug applications, premarket approval applications, or supplements to approved applications.

     Prior to commencement of clinical studies involving human beings, preclinical testing of new pharmaceutical products is generally conducted on animals in the laboratory to evaluate the potential efficacy and the safety of the product. The results of these studies are submitted to the FDA as a part of an IND application, which must become effective before clinical testing in humans can begin. Typically, clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and the pharmacokinetic pattern of a drug. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the patient.

     The results of the preclinical and clinical testing on drugs are submitted to the FDA in the form of an NDA for approval prior to commencement of commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, if at all. Failure to receive approval for any products utilizing the BCD Drug Delivery Systems could have a material adverse effect on the Company.

     OTC products that comply with monographs issued by the FDA are subject to various FDA regulations such as cGMP requirements, general and specific OTC labeling requirements (including warning statements), the restriction against advertising for conditions other than those stated in product labeling, and the requirement that in addition to approved active ingredients OTC drugs contain only safe and suitable inactive ingredients. OTC products and manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties. If an OTC product differs from the terms of a monograph, it will, in most cases, require FDA approval of an NDA for the product to be marketed.

     Other Regulations. Even if required FDA approval has been obtained with respect to a product, foreign regulatory approval of a product must also be obtained prior to marketing the product internationally. Foreign approval procedures vary from country to country and the time required for approval may delay or prevent marketing. In certain instances the Company or its collaborative partners may seek approval to market and sell certain of its products outside of the U.S. before submitting an application for U.S. approval to the FDA. The regulatory procedures for approval of new pharmaceutical products vary significantly among foreign countries. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval. Although there is now a centralized EU approval mechanism in place, each EU country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive, and some EU countries require price approval as part of the regulatory process. Thus, there can be substantial delays in obtaining required approval from both the FDA and foreign regulatory authorities after the relevant applications are filed, and approval in any single country may not be a meaningful indication that the product will thereafter be approved in another country.

                            RESEARCH AND DEVELOPMENT

     The Company conducts its research and development activities through collaborative arrangements with universities, contract research organizations and independent consultants. The Company is also dependent upon third parties to conduct clinical studies, obtain FDA and other regulatory approvals and manufacture and market a finished product.

     The Company anticipates incurring significant development expenditures in the future as the Company continues its efforts to develop its present technologies and new formulations and as it begins to research other technologies and to expand clinical studies of certain products. The Company plans to establish laboratory facilities to conduct research and development and manufacture of batch forms for clinical evaluations.

                                  MANUFACTURING

     The Company does not intend to manufacture its products for the North America market at the outset, but will instead utilize contract manufacturers. For the balance of the worldwide markets, the Company may seek to sublicense or enter into joint ventures or strategic partnerships with major consumer product companies or other third parties on either an exclusive or non-exclusive basis. Manufacturing arrangements in these markets are likely to be reflected in any agreements establishing such relationships and may place primary manufacturing responsibilities on others.

                                    EMPLOYEES

          The Company presently has four full-time employees and one part-time employee.

                                  RISK FACTORS

     You should carefully consider the risks described below together with all of the other information included herein before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Market Subject to Rapid Technological Change; Dependence on New Products.

     The pharmaceutical market is characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. Our success depends on the advantages of our technology and our ability to formulate in a timely manner, utilizing our technology, improved pharmaceutical products capable of being commercialized by us or our collaborating partners.

Competition.

          The pharmaceutical industry is highly competitive and we will compete with pharmaceutical companies that have financial, technical and marketing resources significantly greater than ours. A significant amount of pharmaceutical research is also being conducted at universities and other not-for-profit research organizations. Accordingly, technologies and products superior to or competitive with ours may be developed, resulting in our technology and potential products becoming obsolete or non-competitive.

Early Stage of Development; Working Capital Deficit; Limited Revenues; Limited Operating History.

     We are at an early stage of development and are subject to all the business risks associated with a new enterprise, including constraints on our financial and personnel resources, lack of established credit facilities and collaborative partnering relationships, and uncertainties regarding product development and future revenues. As of March 31, 2000, we had an accumulated deficit of $1,122,442, and anticipate that we will continue to incur substantial additional operating losses for at least the next several years, which should increase as our research and development efforts expand. We have had no revenues to date from collaborative research and development arrangements and feasibility studies nor any revenues from product sales and there can be no assurance as to when or whether we will be able to develop significant sources of revenue or that our operations will become profitable. We have only a limited history of operations, consisting primarily of development of our technology and products

No Assurance of Successful Product Development.

     Our research and development programs are at an early stage and substantial additional research and development will be necessary to develop the BCD drug delivery systems, as to the success of which there can be no assurance. Further, products developed utilizing the BCD drug delivery systems will require clinical testing, regulatory approval and substantial additional investment prior to commercialization. There can be no assurance that any such products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third-party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance.

No Assurance of FDA Approval; Government Regulation.

     We can provide no assurance that any products  developed by us will receive
FDA  approval   and/or  comply  with  United  States  or  foreign   governmental
regulations.

No Manufacturing, Marketing or Sales Capabilities.

     We do not have internal manufacturing, marketing or sales resources and do not intend to acquire or establish our own dedicated manufacturing facilities for the foreseeable future. Rather, our manufacturing strategy will be to utilize the facilities of our collaborative partners or to develop manufacturing relationships with established contract manufacturers to manufacture any products developed utilizing our technology. Additionally, we do not intend to establish an internal sales and marketing capability, but will seek to rely on our collaborative partners or distributor arrangements to market and sell any products developed utilizing our technology.

     Manufacturers of products utilizing our technology will be subject to applicable cGMP requirements prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. There can be no assurance that we will be able to enter into manufacturing agreements either domestically or abroad with companies whose facilities and procedures comply with cGMP or applicable foreign standards. Should such agreements be entered into, we will be dependent on such manufacturers for continued compliance with cGMP and applicable foreign standards. Our inability to contract on acceptable terms with qualified suppliers for the manufacture of any products utilizing our BCD drug delivery systems or delays or difficulties in our relationships with such manufacturers, would have a material adverse effect on us.

Uncertainty Regarding Patents and Proprietary Rights.

     Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and to preserve our trade secrets. We currently have three pending United States patent applications, and have applied for patents in two foreign countries. No assurance can be given that our patent applications will be approved or that any issued patents will provide competitive advantages for the BCD drug delivery systems or that our technologies will not be challenged or circumvented by competitors. Patent applications in the United States are maintained in secrecy until a patent issues, and we cannot be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that may block our patent rights or compete without infringing our patent rights. Additionally, there can be no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to us.

     We also rely on trade secrets and proprietary know-how which we seek to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any such breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

     The pharmaceutical industry has experienced extensive litigation regarding patent and other intellectual property rights. Accordingly, we could incur substantial costs in defending ourselves in suits that may be brought against us claiming infringement of the patent rights of others or in asserting our patent rights in a suit against another party. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our patent applications or other parties patent applications. Adverse determinations in litigation or interference proceedings could require us to seek licenses (which may not be available on commercially reasonable terms) or subject us to significant liabilities to third parties, and could therefore have a material adverse effect on us.

Need for Additional Financing

     We anticipate no increase in levels of operating expenses without a corresponding increase in revenues. We may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on our management, operational, financial and other resources. Our ability to manage growth effectively will require us to develop our management information systems capabilities and improve our operational and financial systems. Moreover, we will need to train, motivate and manage our employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with our business could have a material adverse effect on our business, financial condition and results of operations. We will require additional financing to expand, maintain public awareness of products and provide working capital for our anticipated growth. There can be no assurance that such financing will be available or, if available that the terms thereof will be attractive to us. The lack of additional financing may adversely affect our ability to meet objectives.

Future Capital Requirements.

     Our future capital requirements will depend upon many factors, including the development of new products, the expansion of our sales and marketing efforts and the status of competitive products, if any. There can be no assurance that any additional financing will be available to us on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholder will result. If adequate funds are not available, we may be required to delay, scale back or eliminate our research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on our business, financial condition and results of operations.

Product Liability

     Our business involves exposure to potential product liability risks that are inherent in the production and manufacture of pharmaceutical products. Any such claims could have a material adverse effect on us. We do not currently have any product liability insurance. Although we intend to apply for product liability insurance, there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms, that we will be able to secure increased coverage as the commercialization of the BCD drug delivery systems proceeds or that any insurance will provide adequate protection against potential liabilities.

Dependence on Key Personnel

     Due to the specialized and sophisticated nature of our business, we are highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing and managerial personnel. There can be no assurance that we will be able to continue to attract and retain qualified personnel necessary for the development of our business.

Control by Principal Stockholders; Absence of Cumulative Voting

     Our principal stockholders presently hold approximately 72% of the Common Stock. As our stockholders do not have the right of cumulative voting for the election of Directors, the existing principal stockholders are and will continue to be able to elect all of our Directors and control our affairs.

Item 2.   Management's Discussion and Analysis or Plan of Operation

     Since its inception in August 1997, the Company has devoted substantially all its efforts to research and development conducted on its own behalf with the BCD Drug Delivery Systems. The Company's primary activities since inception (August 7, 1997) have been, in addition to research and development, establishing its offices and research facilities, recruiting personnel, filing patent applications, developing a business strategy and raising capital.

     The Company has experienced significant operating losses since its inception, and expects to incur substantial and continuing losses for the foreseeable future. The Company incurred a net loss of approximately $797,117 for the year ended September 30, 1999, resulting in an accumulated deficit of approximately $1,007,849. To date, the Company has received only limited revenue, all of which has been from interest earned from invested funds.

     The Company intends to continue investing in the further development of its drug delivery technologies and to actively seek collaborators and licensees to accelerate the development and commercialization of products incorporating its BCD Drug Delivery Systems. Depending upon a variety of factors, including collaborative arrangements, available personnel and financial resources, the Company will conduct or fund clinical trials on such products and will undertake the associated regulatory activities. The Company will need to make additional capital investments in laboratories and related facilities, including the purchase of laboratory and pilot scale manufacturing equipment. As additional personnel are hired in 2000 and beyond, expenses can be expected to increase from their 1999 levels.

Results of Operations

     The Company commenced operations in August 1997. Because of the difference in the length of the reported periods, the comparison of the period from inception to September 30, 1997 to the year ended September 30, 1998 is not meaningful and has not been presented.

1999 Compared to 1998

     Losses for 1999 were $797,117 or $572,062 more than the losses for fiscal 1998. This increase is due to higher R&D costs.

     Research and development expenses have risen by nearly 600% to $530,688 primarily consisting of legal and professional fees for preparation of patent applications and laboratory service & supply expenses.

     General and administrative expenses in 1999 were $270,173 compared to $136,424 for the same period last year. The increase was due to increased professional fees.

Liquidity and Capital Resources

     Since inception, the Company has financed operations principally from the sale of common stock and expects to continue this practice to fund its ongoing activities.

     The Company currently does not have sufficient resources to complete the commercialization of any of its proposed products or to carry out its business strategy. Therefore, the Company will likely need to raise substantial additional capital to fund its operations sometime in the future. The Company cannot be certain that any financing will be available when needed. Any additional equity financings may be dilutive to its existing shareholders, and debt financing, if available, may involve restrictive covenants on its business.

The Company expects to continue to spend capital on:

     1. research and development programs;
     2. preclinical studies and clinical trials;
     3. regulatory processes; and
     4. establishment of its own commercial scale manufacturing and marketing capabilities or a search for third party manufacturers and marketing partners to manufacture and market our products for us.

The amount of capital the Company may need will depend on many factors, including the:

     1. progress, timing and scope of its research and development programs;
     2. progress, timing and scope of its preclinical studies and clinical trials;
     3. time and cost necessary to obtain regulatory approvals;
     4. time and cost necessary to establish its own sales and marketing capabilities or to seek marketing partners to market our products for us;
     5. time and cost necessary to respond to technological and market developments;and
     6. new collaborative, licensing and other commercial relationships that the Company may establish.

     The Company currently has no capital commitments other than the payment of rent on its facilities lease.

Forward-Looking Statements

     AlphaRx is a development stage company. Certain of the information contained in this document constitutes "forward-looking statements", including but not limited to those with respect to the future revenues, the Company's development strategy, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks and uncertainties associated with a drug delivery company which has not commercialized its first product, including a history of net losses, unproven technology, lack of manufacturing experience, current and potential competitors with significant technical and marketing resources, need for future capital and dependence on collaborative partners and on key personnel. Additionally, the Company is subject to the risks and uncertainties associated with all drug delivery companies, including compliance with government regulations and the possibility of patent infringement litigation, as well as those factors disclosed in the Company's documents filed from time to time with the United States Securities and Exchange Commission.

Item 3.   Description of Property.

     The Company leases approximately 1,100 square feet in Richmond Hill, Ontario, under a lease which expires on November 30, 2001. The Company believes that its existing properties are sufficient for its administrative and research and development needs for the foreseeable future. Since the Company presently intends to rely on outside manufacturers to manufacture its products, it does not have a manufacturing facility.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth information with respect to ownership of the Company's securities by its officers and directors and by any person (including any "group") who is the beneficial owner of more than 5% of the Company's common stock. The total number of shares authorized is 10,000,000 shares of Common Stock, each of which has a par value of $0.001. 4,712,833 shares of Common Stock have been issued and are outstanding.


          Name and Address          Amount and Nature of       Percent of
          Of Owner                  Beneficial Owner           Class
          --------------------      --------------------       ----------
          Michael Lee (1)(2)(3)     3,376,000 shares           72%
          Anna May Lee (1)(2)         400,000 shares            8%
          Sai Ming Wong (3)(4)        100,000 shares            2%

(1)  Related by blood or marriage

(2) The address of Michael Lee and Anna May Lee is c/o AlphaRx, Inc., 75 East Beaver Creek, Unit 10, Richmond Hill, Ontario, Canada, L4B-1B8

(3)  Directors and Officers

(4) The address of Sai Ming Wong is 7805 Bayview Avenue, Apartment 510, Thornhill, Ontario, Canada L3T 7N1


Item 5.   Directors, Executive Officers and Significant Employees

MANAGEMENT, EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors of the Company are as follows:


     Name                           Age      Position
     ----                           ---      --------

     Michael M.  Lee                36       Chairman of the Board,
                                             President & Director

     Sai Ming Wong, MD              59       Executive Vice-President & Director

     Joseph Schwartz, Ph.D          47       Chief Scientist & Director

     Michael Weisspapir, MD, Ph.D   51       Senior Scientist

     Sandro Persia                  31       Secretary/Treasurer and Director


     The Officers and Directors of the Company are set forth below:


     Michael M. Lee, Mr. Lee is a founder of the Company. Mr. Lee has over 15 years of business experience in the areas of high tech development, marketing and corporate finance. In 1984, he co-founded Logic Tech Corp. in Toronto, Canada where he co-developed LogicDent Dental Practice Management Software and served as Logic Tech Corp's Executive Vice President and
     Director until 1991. From 1992 to 1995, Mr. Lee was a Vice President, Pacific Region of GeoFin Partners LLC, a US merchant banking company engaged in project finance and funds management. From 1995 to 1996, Mr. Lee served as banking consultant for 2 international commercial banks based in Asia. Mr. Lee holds a B.Sc. in Applied Mathematics from the University of Western Ontario.

     Sai Ming Wong, M.D., Dr. Wong practiced medical research in China from 1965 to 1980. Dr Wong was the chief surgeon of the medical unit that provided medical and research services for the first China atomic testing. Dr. Wong served as the Director of Product Development at the China Academy of Medical Sciences from 1970 to 1980, where he was the leader of a research team which specialized in the development of drug formulations. From 1980 - 1992, Dr. Wong served as General Manager of China National Light Industries Corp., a China state owned company based in Hong Kong, where Dr. Wong was responsible for the daily operation of the company. Dr. Wong earned his degree in Medicine from the Beijing Capital University of Medical Sciences.

     Joseph Schwarz, Ph.D. Mr. Schwarz is the chief scientist of the Company. Mr. Schwarz has extensive experience in the research and development of controlled release drug delivery systems, his areas of expertise cover controlled delivery of drugs, targeted drug delivery, biodegradable nanoparticles and nanocapsules, colloidal and microcorpusculate drug delivery systems, submicron emulsions (SME), transdermal delivery (topical and systemic), transdermal patches preformulation and technology development. Mr. Schwarz was the recipient of the Young Scientist Award in 1977 and 1978 and the Institute Award in 1979, both from the Academy of Science, Moscow and the Institute award in 1986 from the Biotechnology Institute of Moscow. Mr. Schwarz has published more than 40 articles in various scientific journals and has written 16 patents and patent applications. Mr. Schwarz was the senior scientist at Pharmos Corp., a publicly traded U.S. Pharmaceuticals, prior to joining the Company.

     Michael Weisspapir, M.D., Ph.D. Dr. Weisspapir has 19 years of successful experience in experimental medicine and extensive experience in interdisciplinary research and development in experimental pharmacology, immunopharmacology, toxicology and neuroscience. Dr. Weisspapir was a professor at the Faculty of Medicine at Chelyabinsk State Medical Institute where he taught courses in pharmacology, toxicology and clinical chemistry. Prior to joining the Company, Dr. Weisspapir held a variety of research positions at the University of Tel Aviv and Rabin Medical Center, Israel and the University Health Network, University of Toronto, Canada. Dr. Weisspapir received a Ph.D. in Pharmacology, Internship in Pediatrics and degree in Medicine from the Chelyabinsk State Medical Institute in Russia.

     Sandro  Persia,  Mr.  Persia  joined Logic Tech Corp.  in 1989 as Marketing
     Manager and promoted to Vice President in 1996. Mr. Persia has extensive business experience in high tech marketing and sales. Mr. Persia holds a diploma in business administration from the Seneca College.

Advisory Board

     The purpose of the Advisory Board is to give advice, lend expertise in their respective areas, and assist the Company in developing business. No compensation has been paid to date to members of the Advisory Board. Any compensation paid in the future to members of the Advisory Board will be determined by the Board of Directors based upon the Services rendered. The members of the Advisory Board are not empowered to perform any acts on behalf of the Company. The Advisory Board members have no rights to stock ownership or stock options. No conflicts of interest currently exist between the Advisory Board members' abilities to advise the Company and their own personal business dealing. However, the Advisory Board members have agreed that in the event such conflicts arise in the future, they will promptly resign.


     Dr. Gerald Pearson, D.D.S., Dr. Pearson has been a practicing periodontist in Toronto, Canada since 1979. Dr. Pearson has held various consulting and staff positions in Canadian hospitals. Dr. Pearson is an instructor and lecturer at the Post Graduate Department of Periodontics, Faculty of Dentistry, University of Toronto. Dr. Pearson has been active in various professional organizations, including the International Academy of Dentistry, the International College of Dentists Dental Association and the Canadian Academy of Periodontists.

     Prof. Shizhen Wang, Ms. Wang has been a research scientist in China since 1976. From 1984-1985, Ms. Wang took charge of the research of the identification method of EDTA, a national program mandated by the Chinese government. From 1985-1988, Ms. Wang took charge of the national seventh five-year program in the identification method of liposoluble Vitamin A, D, E, and K. From 1988-1998, Ms. Wang was the director of the National Center for Food Quality Supervision Inspection. Ms. Wang acquired the position of Senior Engineer/Professor in 1987.

     All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

     No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

     No  director,   officer,   significant  employee  or  consultant  has  been
permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

     No director, officer, significant employee or consultant has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

     Any compensation received by officers and directors of the Company will be determined from time to time by the Board of Directors. No compensation has been paid to date to anyone and there are no employment agreements with any of the Company's executive officers. Officers and Directors will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Item 7.   Certain Relationships and Related Transactions

     None applicable.

Item 8.   Description of Securities

Common Stock

     As of March 31, 2000, there were 4,712,833 shares of Common Stock issued and outstanding. The holders of Common Stock (i) have equal ratable to dividends from funds legally available therefore, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets of the company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share in person or by proxy on all matters on which stockholders may vote at all meetings of stockholders.

     All outstanding shares of Common Stock are fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 75% of such outstanding shares, voting at an election of Directors, can elect all of the Directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Directors.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Management intends to have Company's shares quoted on the OTC Bulletin Board following the effective date of this registration statement.

     Although the Company's shares are authorized to trade on the Pink Sheets, the Company is not aware of any such trading.

As of March 31, 2000, the Company had 45 shareholders of record. The Company has never paid a dividend, and has no intention of paying dividends for the foreseeable future.

Item 2.   Legal Proceedings

The Company is not a party to any litigation.

Item 3.   Changes in and Disagreements with Accountants

Not applicable.

Item 4.   Recent Sales of Unregistered Securities

     In June 8, 1998, the Company authorized and issued an aggregate of 27,500 shares of Common Stock for an acquisition.

     In August 31, 1998, the Company issued an aggregate of 200,000 shares of Common Stock for a total purchase price of $1,000,000. The proceeds were used for research and development and working capital.

     In October 15, 1999, the Company issued an aggregate of 315,333 shares of Common Stock to existing shareholders for a total purchase price of $31,533. The proceeds were used for working capital.

     In December 31, 1999, the Company issued an aggregate of 170,000 shares of Common Stock for a total purchase price of $85,000. The proceeds were used for working capital.

Item 5.   Indemnification of Directors and Officers

     At present the Company has not entered into individual indemnity agreements with its Officers or Directors. The Company's By-Laws and Certificate of Incorporation, however, provide a blanket indemnification that the Company shall indemnify, to the fullest extent under Delaware law, its directors and officers against certain liabilities incurred with respect to their service in such capabilities. In additions, the Certificate of Incorporation provides that the personal liability of directors and officers to the Company and its stockholders for monetary damages will be limited.

     The  Company is  exploring  the  possibility  of  obtaining  directors  and officers liability insurance. The Company has obtained several premium quotations but has not entered into any contract with any insurance company to provide said coverage. There is no assurance that the Company will be able to obtain such insurance.

                                    PART F/S


                                  ALPHARX, INC.

               FINANCIAL STATEMENTS AND ACCOUNTANT'S AUDIT REPORT

       SEPTEMBER 30, 1999 AND 1998 AND THE SIX MONTHS ENDED MARCH 31, 2000

                                TABLE OF CONTENTS


                                                                                         Page
INDEPENDENT AUDITOR'S REPORT...............................................................1


BALANCE SHEETS FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998.............................2


LIABILITIES AND SHAREHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998.......2


INCOME STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998..........................3


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR
ENDED SEPTEMBER 30, 1999...................................................................4


STATEMENTS OF RETAINED DEFICITS FOR THE YEARS ENDED SEPTEMBER 30,
1999 and 1998..............................................................................5


STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 1998
and SEPTEMBER 30, 1999.....................................................................6


INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION.................................10


SCHEDULE OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES  FOR
THE YEAR ENDED SEPTEMBER 30, 1999.........................................................11


ACCOUNTANTS' COMPILATION REPORT...........................................................12

BALANCE SHEET MARCH 31, 2000..............................................................13


LIABILITIES AND SHAREHOLDERS' EQUITY......................................................13


INCOME STATEMENTS FOR THE SIX MONTHS ENDED MARCH 31, 2000.................................14


STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY MARCH 31, 2000...............................15


STATEMENT OF RETAINED DEFICITS FOR THE SIX MONTHS ENDED MARCH 31,
2000......................................................................................16


STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2000...........................17


NOTES TO FINANCIAL STATEMENTS MARCH 31, 2000..............................................18


SCHEDULE OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES FOR
THE SIX MONTHS ENDED MARCH 31, 2000.......................................................21

PHILIP K. YEUNG C.P.A.                                  Tel: (626) 573-9945
8450 E. Garvey Avenue, Suite 210                        Fax: (626) 573-9947
Rosemead, CA 91770                                      E-Mail: pyeung@fycpa.com
--------------------------------------------------------------------------------


                          Independent Auditor's Report

Board of Directors
ALPHARX Inc.
Markham, Ontario, Canada

We have audited the accompanying balance sheets of AlphaRx, Inc. (a Development Stage Company) as of September 30, 1999 and 1998, and the related income statements, statements of changes in shareholder's equity, retained deficits, and cash flow for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPHARX Inc. as of September 30, 1999 and 1998, and the results of its operations, cash flows, income, changes in shareholder's equity, and retained deficits for the years then ended in conformity with generally accepted accounting principles.



/s/ Philip K. Yeung, C.P.A.


February 2, 2000

                                  ALPHARX, INC.

                          (A Development Stage Company)


                                 BALANCE SHEETS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998

                                     ASSETS

                                                                  September 30,
                                                            ----------------------
                                                              1999          1998
                                                              ----          ----
CURRENT ASSETS
   Cash                                                     $  1,562      $128,510
   Sales tax receivables                                                     1,621
                                                                          --------
     TOTAL CURRENT ASSETS                                                  130,131

PROPERTY, PLANT & EQUIPMENT, at cost
       Less accumulated deprecation of $6,526 (note 2)         3,235
       Less accumulated deprecation of $2,460 (note 2)                       7,301
                                                                          --------


OTHER ASSETS
   Investment (note 4)                                        46,408
                                                            --------
TOTAL ASSETS                                                $ 51,205      $137,432
                                                            ========      ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998

CURRENT LIABILITIES

   Accounts payable and accrued liabilities                 $ 19,026      $  6,729
   Loan from shareholders (note 4)                                          29,407
                                                                          --------
                                                                            36,136
SHAREHOLDER'S EQUITY

Common Stock, common, $ 0.001 par value,
   Authorized 10,000,000 shares, issued and
   outstanding 4,227,500 shares (note 5)                    $  4,228
   Additional paid-in capital                              1,035,800
   Deficit                                                (1,007,849)
                                                            ---------

Common Stock, common, $0.001 par value,
   Authorized 10,000,000 shares, issued and
   outstanding 4,082,500 shares (note 6)                                  $  4,083
   Additional paid in capital                                              310,945
   Deficit                                                                (213,732)
TOTAL SHAREHOLDER'S EQUITY                                    32,179       101,296
                                                           ---------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 51,205      $137,432
                                                           =========      ========



                        See independent auditor's report.
         The accompanying notes are an integral part of this statement.

                                  ALPHARX, INC.

                                INCOME STATEMENTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998

                                                                September 30,
                                                     -----------------------------------
                                                        1999                     1998
                                                        ----                     ----
SALES                                                $       0                 $       0

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES           800,842                   255,055
                                                     ---------                 ---------

         LOSS FROM OPERATION                          (800,842)                 (255,055)

OTHER INCOME
   Interest Income                                   $     915                 $   1,642
   Gain on sale of investment                            2,810                     9,681
                                                     ---------                 ---------
                                                         3,725                    11,323

         LOSS BEFORE INCOME TAXES                     (797,117)                 (213,732)


INCOME TAX                                                   0                         0
                                                     ---------                 ---------

NET LOSS                                             $(797,117)                $(213,732)
                                                     =========                 =========


                      See independent auditor's report.
         The accompanying notes are an integral part of this statement.

                                  ALPHARX, INC.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999

                                   Common Stock
                                   ------------                   Additional          Retained             Total
                             Number of                             Paid-in            Earnings         Shareholders'
                              Shares             Amount            Capital            (Deficits)           Equity
                             ---------         ----------         ----------           --------          ----------
Balance at                   4,082,500         $    4,083         $  310,945           (213,732)         $  104,296
September 30,
1998

Prior Period                                                                              3,000
adjustment
(note 6)

Issuance of
stock
   Common                      145,000                145            724,855                                725,000
   (note 5)

Net income for                                                                         (797,117)           (797,117)
the year
ending September
30, 1999

Balance at                   4,227,500         $    4,228         $1,035,800         (1,007,849)         $   32,179
September 30,                =========         ==========         ==========         ==========          ==========
1999

                        See independent auditor's report.
         The accompanying notes are an integral part of this statement.

                                  ALPHARX, INC.

                         STATEMENTS OF RETAINED DEFICITS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998

RETAINED DEFICITS

                                                                September 30,
                                                         -------------------------
                                                            1999            1998
                                                            ----            ----
Beginning balance, October, 1997                                                 0
Net loss for the period                                                   (213,732)
                                                                         ---------
Ending balance, September 30, 1998                                       $(213,732)

As previously reported                                   $  (213,732)

Adjustment for overstatement of
research & development expense (note 6)                        3,000
                                                         -----------
Beginning balance, October 1, 1998 (Revised)                (210,732)

Net loss for the period                                     (797,117)
                                                         -----------
Ending balance, September 30, 1999                       $(1,007,849)
                                                         -----------

                        See independent auditor's report.
         The accompanying notes are an integral part of this statement.

                                  ALPHARX, INC.


                            STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED SEPTEMBER 30, 1998 and SEPTEMBER 30, 1999

                                                                 September 30,
                                                           -----------------------
                                                              1999          1998
                                                              ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                $(797,117)    $(213,732)
   Depreciation Amount                                         4,066         2,460
   Prior Period Adjustment (note 6)                            3,000

   Adjustments to reconcile  note income to net cash
     Cash  provided by operating activities:
        Changes in assets and liabilities:
        Decrease in Sales Tax Receivable                       1,621         1,545
       Increase in Accounts Payable                           12,297         5,512
        Decrease in Prepaid and Deposit                                      3,623
        Decrease of Research and Development                                18,177
        Decrease in Organization Costs                                       6,309
                                                           ---------     ---------

     NET CASH USED BY OPERATIONS ACTIVITIES                $(776,133)    $(179,196)

CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of investment                                (46,408)
       Purchase of Computer Equipment                                       (9,761)

CASH FLOWS FROM FINANCING ACTIVITIES
       Proceeds from Issuance of Stock                           145            83
       Increase in Additional Paid-In Capital                724,855       274,945
       Repayment of shareholders' loan                       (29,407)
       Proceeds from Shareholders Loan                                      29,407
                                                           ---------     ---------

   NET CASH PROVIDED BY FINANCING ACTIVITIES               $  95,593     $ 304,435

NET INCREASE IN CASH                                        (126,948)      115,478

CASH AS OF SEPTEMBER 30, 1997                                               13,032
                     --- ----                                               ------

CASH AS OF SEPTEMBER 30, 1998                                128,510       128,510
                                                           ---------     =========

CASH AS OF SEPTEMBER 30, 1999                              $   1,562
                                                           =========

SUPPLEMENTARY DISCLOSURE:
The statement of cash flows using indirect method as defined under Statement of Financial Accounting Standard of No. 95.

                        See independent auditor's report.
         The accompanying notes are an integral part of this statement.

                                 ALPHARX, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 and 1998

NOTE 1.  FORMATION AND ORGANIZATION OF BUSINESS

ALPHARX, Inc. (the Company) was incorporated under the laws of the State of Delaware on August 8, 1997. The company is still in its developing stage and had no active business operations as of September 30, 1999. The company was formally known as LOGIC TECH INTERNATIONAL, INC., and had its corporate name amended during the fiscal year.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ALPHARX, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalent

For purpose of these statements, cash equivalent included cash on hand, cash in bank, and all short-term debt securities purchased with a maturity period of three months or less.

Depreciation

The company's property, plant, and equipment are depreciated using the Modified Accelerated Cost Recovery System Method, with recovery period of 3 years.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated by using Modified Accelerated Cost Recovery System Method for financial reporting as well as income tax reporting purposes at rates based on the following estimated useful lives:

Machinery and Equipment    3 years

The company capitalizes expenditures that materially increase assets' lives and expense ordinary repairs and maintenance to operating as incurred. When assets are sold or disposed or otherwise fully depreciated, the cost and related accumulated deprecation are removed from the accounts and any gain or loss is included in the statement of income and related earnings.

Income Taxes

The company is a C Corporation that subjects to accrual of federal tax according to tax laws. There is no income tax for year ended since the company was under a development stage and did not have active business operations. The State of Delaware does not impose tax on corporation net income.

                       See independent auditor's report.

                                  ALPHARX, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 and 1998

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued.)

Research and Development (R&D)

All research and development cost were charged to expense for the period ended. These costs included traveling to explore and evaluate new products and negotiating marketing rights, products licensing, and various legal and professional fees incurred for preparation of patent applications. A total of $530,688 R&D expense had been spent during the interim period.

NOTE 3.  PROPERTY, PLANT & EQUIPMENT

                                                                   Life Year
Machinery & Equipment                          $    9,761              3
Less accumulated depreciation                       6,526
                                               ----------
                                               $    3,235
                                               ==========

NOTE 4.  INVESTMENTS

The Company had acquired common stocks of a foreign company located in Hong Kong. The total amounted invested is $46,408. The securities invested are not publicly traded.

NOTE 5. LOAN FROM SHAREHOLDERS

The  shareholders  had  advanced  to the  Company in several occasions.  The advances  are  unsecured,  and  non-interest
bearing which are due upon demand.                                  29,407


NOTE 6. RELATED PARTY TRANSACTION

During the period, the Company purchased 55,000 common shares of Logic Tech Corporation, for cash of $24,356 and an issuance of 27,500 common shares at $0.001 per shares as consideration. The shares were then redeemed by Logic Tech Corporation at $34,064. As a result, the Company made a profit of $9,681 from this transaction. A major shareholder who holds 83% of the common shares of Logic Tech International Inc. is the brother of the sole shareholder of Logic Tech Corporation.

                                  ALPHARX, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1999 and 1998

NOTE 7.  COMMON STOCK

The Company is authorized to issue 10,000,000 shares of common stock. As of September 30, 1999, 4,228,000 shares of such common stock had been issued and outstanding, each share bears a par value of $0.001.

NOTE 8.  PRIOR PERIOD ADJUSTMENTS

A prior period adjustment is made by adjusting the current period's beginning retained earnings balance for the error's effect on prior years' earnings. A discovery of $3,000 inter-account transfer was mis-categorized as R&D expense from the prior period financial statements. A restatement of $3,000 had been corrected on beginning retained earnings and on net expense of the preceding year. There is no income tax adjustment applicable to the prior period adjustment due to business inactive operation and no net income tax imposed by the State of Delaware. The components of net income, retained earnings, and other affected accounts of those prior periods had been restated.

                       See independent auditor's report.

PHILIP K. YEUNG C.P.A.                                  Tel: (626) 573-9945
8450 E. Garvey Avenue, Suite 210                        Fax: (626) 573-9947
Rosemead, CA 91770                                      E-Mail: pyeung@fycpa.com

--------------------------------------------------------------------------------


            Independent Auditor's Report on Supplementary Information

Board of Directors
ALPHARX, Inc.
Markham, Ontario, Canada

We have audited the accompanying financial statements of AlphaRx, Inc. as of and for the year ended September 30, 1999 and 1998, and have issued our report thereon dated February 2, 2000. Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.


/s/ Philip K. Yeung, C.P.A.

February 2, 2000

                                  ALPHARX, INC.


            SCHEDULE OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

                      FOR THE YEAR ENDED SEPTEMBER 30, 1999




Automobile                                                        $        4,988
Bank charges                                                                 449
Delivery & postage                                                         1,030
Depreciation                                                               4,066
Dues & subscriptions                                                          27
Filing fees                                                                5,000
Insurance                                                                    423
Interest expenses                                                            169
License                                                                      483
Meals & entertainment                                                        850
Medical expenses                                                             396
Office supplies                                                            7,898
Professional fees                                                        215,121
Research & Development                                                   530,688
Telephone                                                                 15,005
Travel                                                                    14,248
                                                                  --------------

TOTAL                                                             $      800,841
                                                                  ==============


                        See independent auditor's report.
               The accompanying notes are an integral part of this
                                   statement.

                         ACCOUNTANTS' COMPILATION REPORT


Board of Directors
ALPHARX Inc.
Richmond Hill, Ontario, Canada


We have compiled the accompanying balance sheet of ALPHARX, INC. as of March 31, 2000, and the related income statements, statements of changes in shareholders' equity, retained deficits and cash flows for the six months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.


A compilation is limited to presenting in the form of financial statements information that is the representation of the management. We have not audited or reviewed the accompanying financial statement, and accordingly, do not express an opinion or any other form of assurance thereon.



Los Angeles, California
June 8, 2000

                                  ALPHARX, INC.

                          (A Development Stage Company)


                                  BALANCE SHEET
                                 MARCH 31, 2000


                                     ASSETS

CURRENT ASSETS

Cash                                                                $     5,395

PROPERTY, PLANT & EQUIPMENT, at cost
         less accumulated depreciation
         of $8,904 (note 3)                                              13,848

OTHER ASSETS

         Investment                                                      46,408
                                                                    -----------

TOTAL ASSETS                                                        $    65,651
                                                                    ===========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

         Accounts payable and accrued liabilities                   $     8,753
         Notes Payable                                                   25,969
                                                                    -----------
TOTAL LIABILITIES                                                        34,722

SHAREHOLDERS' EQUITY

         Common Stock, common, $ 0.001 par value,
         Authorized 10,000,000 shares, issued and
         outstanding 4,712,833 shares (note 4)                      $     4,713
         Additional paid-in capital                                   1,148,658
         Deficit                                                     (1,122,442)
                                                                    -----------

TOTAL SHAREHOLDERS' EQUITY                                               30,929

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $    65,651
                                                                    ===========


                       See accountant's compilation report
          The accompanying notes are an integral part of this statement

                                  ALPHARX, INC.


                                INCOME STATEMENTS
                     FOR THE SIX MONTHS ENDED MARCH 31, 2000


SALES                                                                       -0-

SELLING, GENERAL & ADMINISTRATION EXPENSES                             (115,506)
                                                                      ---------


         LOSS FROM OPERATION                                           (115,506)

OTHER INCOME
         Interest Income                                              $      10
         Other Income                                                       903
                                                                      ---------
                                                                            913

         LOSS BEFORE INCOME TAXES                                      (114,593)

INCOME TAX                                                                  -0-


NET LOSS                                                              $ 114,593
                                                                      =========


                       See accountant's compilation report
          The accompanying notes are an integral part of this statement

                                  ALPHARX INC.


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 MARCH 31, 2000

                                     Common Stock
                            ---------------------------        Additional         Retained             Total
                             Number of                           Paid-in          Earnings         Shareholders'
                              Shares           Amount            Capital         (Deficits)           Equity
                            ---------        ----------        ----------        ----------        -------------
Balance at                  4,227,500        $    4,228        $1,035,800        (1,007,849)        $   32,179
September 30,
1999

Issuance of
Stock
   Common                     485,333               485           112,858                              113,343
   (note 5)

Net loss for                                                                       (114,593)          (114,593)
the six months
ending March 31, 2000
                            ---------        ----------        ----------        ----------         ----------
Balance at                  4,712,833        $    4,713        $1,148,658        (1,122,442)        $   30,929
March 31,                   =========        ==========        ==========        ==========         ==========
2000


                       See accountant's compilation report
          The accompanying notes are an integral part of this statement

                                  ALPHARX, INC.


                         STATEMENT OF RETAINED DEFICITS
                     FOR THE SIX MONTHS ENDED MARCH 31, 2000



RETAINED DEFICITS AT BEGINNING OF YEAR

     Beginning balance, September 30 ,1999                $     (1,007,849)

     Net loss for the period                                      (114,593)
                                                          -----------------

     Ending balance, March 31, 2000                       $     (1,122,442)
                                                          =================


                       See accountant's compilation report
          The accompanying notes are an integral part of this statement

                                  ALPHARX, INC.


                             STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED MARCH 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                              $(114,593)
         Depreciation Amount                                              2,378

Adjustments to  reconcile  note income to net cash
         Cash  provided  by  operating activities:
         Changes in assets and liabilities:
         Decrease in Accounts Payable                                   (10,273)
         Increase in Notes Payable                                       25,969
                                                                      ---------
NET CASH USED BY OPERATING ACTIVITIES                                 $ (96,519)
CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of Furniture & Fixtures                                (7,587)
         Purchase of Machinery & Equipment                               (5,404)
                                                                      ---------
NET CASH USED BY INVESTING ACTIVITIES                                 $ (12,991)

CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds form Issuance of Stock                                    485
         Increase in Additional Paid-In Capital                         112,858
                                                                      ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                             $ 113,343

NET INCREASE IN CASH                                                      3,833

CASH AS OF SEPTEMBER 30, 1999                                             1,562
                                                                      ---------

CASH AS OF MARCH 31, 2000                                             $   5,395
                                                                      =========


                       See accountant's compilation report
          The accompanying notes are an integral part of this statement

                                  ALPHARX, INC.


                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE 1. FORMATION AND ORGANIZATION OF BUSINESS

ALPHARX, INC. (the Company) was incorporated under the laws of the State of Delaware on August 8, 1997. The company is still in its developing stage and had no active business operation as of March 31, 1999.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ALPHARX, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalent

For purpose of these statements, cash equivalent included cash on hand, cash in bank, and all short-term debt securities purchased with a maturity of three months or less.

Depreciation

The company's property, plant, and equipment are depreciated using the Modified Accelerated Cost Recovery System Method, with recovery period of 3 years & 7 years.


                       See accountant's compilation report

                                  ALPHARX, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued.)

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated by using Modified Accelerated Cost Recovery System Method for financial reporting as well as income tax reporting purposes at rates based on the following estimated useful lives:

               Machinery and Equipment                     3 years
               Furniture and Fixtures                      7 years

The company capitalizes expenditures that materially increase assets' lives and expense ordinary repairs and maintenance to operating as incurred. When assets are sold or disposed or otherwise fully depreciated, the cost and related accumulated deprecation are removed from the accounts and any gain or loss is included in the statement of income and related earnings.

Income Taxes

The company is a C Corporation that subjects to accrual of federal tax according to tax laws. There is no income tax for year ended since the company was under a development stage and did not have active business operations. The State of Delaware does not impose tax on corporation net income.

Research and Development (R&D)

All research and development cost were charged to expense for the period ended. These costs included traveling to explore and evaluate new products and negotiating marketing rights, products licensing, and various legal and professional fees incurred for preparation of patent applications. A total of $29,783 R&D expense had been spent during the interim period.


                       See accountant's compilation report

                                  ALPHARX, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE 3. PROPERTY, PLANT & EQUIPMENT

                                                                      Life Year
Machinery & Equipment                            $   11,096               3
Furniture & Fixtures                                 11,656               7
                                                 ----------
         Less accumulated depreciation                8,904
                                                 ----------
                                                 $   13,848
                                                 ==========

NOTE 4. COMMON STOCK

The Company is authorized to issue 10,000,000 shares of common stock. As of March 31, 2000, 4,712,833 shares of such common stock had been issued and outstanding, each share bears a par value of $0.001.


                       See accountant's compilation report

                                  ALPHARX, INC.


            SCHEDULE OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
                     FOR THE SIX MONTHS ENDED MARCH 31, 2000



Automobile                                                             $  2,344
Bank Charges                                                                210
Delivery & Postage                                                        1,723
Depreciation                                                              2,379
Donations                                                                    14
Dues & Subscription                                                         336
Insurance                                                                 2,286
Interest expense                                                            298
License                                                                     735
Office expense                                                            4,975
Office supplies                                                             203
Postage                                                                     282
Professional fees                                                        61,080
Rent                                                                      2,198
Research & Development (note 2)                                          29,783
Security                                                                    394
Telephone                                                                 2,775
Temporary labor                                                             241
Travel & Meals                                                            2,186
Utility                                                                   1,064
                                                                       --------


TOTAL                                                                  $115,506
                                                                       ========


                       See accountant's compilation report
          The accompanying notes are an integral part of this statement

                                    PART III


Item 1. Index to Exhibits

3.1  Articles of Incorporation

3.2  By-Laws

27.1 Financial Data Schedule


                                       35